Exhibit 99.1

Jaguar Approves Term Sheet For a Significant Recapitalization and Financing Transaction

Jaguar Defers November Interest Payment Under 4.5% Convertible Notes

TSX: JAG

TORONTO, Nov. 1, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today announced that as a result of productive discussions with the ad hoc committee of holders ("Ad Hoc Committee") of its US$165,000,000 4.5% Senior Unsecured Convertible Notes due November 1, 2014 ("4.5% Convertible Notes") and US$103,500,000 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the "Convertible Notes") regarding a recapitalization and financing proposal, the Board of Directors of Jaguar has approved a non-binding term sheet outlining the terms of a recapitalization and financing transaction (the "Term Sheet").

The Term Sheet contemplates a transaction that would provide significant operating liquidity to the Company and its subsidiaries through new equity financing and that would significantly reduce the leverage on the Company's balance sheet through a debt-for-equity exchange with holders of the Convertible Notes.  As a result of this new equity financing and debt-for-equity exchange, current shareholders would have minimal or no continuing equity interest in the Company following the completion of the transaction.  The transaction would be implemented through a statutory plan of arrangement.  Further details on the recapitalization and refinancing transaction will be made available as definitive documentation is finalized.

Management and the Board of Directors are optimistic that the transaction contemplated by the Term Sheet will progress quickly to completion in the near future. However, the transaction may be subject to governmental, court, regulatory, shareholder and third party approvals, as applicable, as well as satisfaction or waiver of all the conditions to be set out in the definitive documentation.  The Company can give no assurances that the transaction will be completed on the terms set out in the Term Sheet or at all.

In connection with the decision to approve the Term Sheet, Jaguar has elected to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes.  The Ad Hoc Committee, which represents a majority of the Convertible Notes, is supportive of the Company's decision to defer this payment at this time.  As of September 30, 2013, with a cash balance of US$18 million, the Company has sufficient funds to support in the normal course its ongoing operations in the near term.

The indenture, dated September 15, 2009 (the "Indenture"), among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, governing the 4.5% Convertible Notes provide a 30-day grace period for payment of interest.  Non-payment of interest will not cause an Event of Default under the Indenture unless that interest remains unpaid at the conclusion of the 30 day grace period.  During the 30 day grace period Jaguar will seek to finalize definitive documentation for the recapitalization and financing transaction described in the Term Sheet, which Jaguar believes is in the best interests of the Company and beneficial to all stakeholders.

Regarding these current events, David Petroff, President and CEO of Jaguar commented, "The Company continues to be focused on making significant operational and business improvements and the restructuring of its finances is another step towards the Company's overall operating and financial goals.  We appreciate the Ad Hoc Committee working with Jaguar to facilitate a mutually agreeable transaction that allows the Company to move forward with our business plan consistent with our strategic vision and in partnership with our customers, operations and employees."

Canaccord Genuity is acting as Financial Advisor and Norton Rose Fulbright Canada LLP is acting as Legal Advisor to the Company.  Houlihan Lokey is acting as Financial Advisor and Goodmans LLP is acting as Legal Advisor to the Ad Hoc Committee.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's future financial condition and expectations with respect to liquidity.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These risks and factors relating to Jaguar include, but are not limited to, our level of indebtedness; our ability to make the November 1, 2013 interest payment on the Convertible Notes by December 1, 2013; our refinancing and restructuring plans; our ability to generate sufficient cash flow from operations or obtain adequate financing to fund our capital expenditures and meet working capital needs; the volatility of our stock price, and the ability of our common stock to remain listed and traded on the TSX; our ability to maintain relationships with suppliers, customers, employees, stockholders and other third parties in light of our current liquidity situation; the volatility of gold prices; a continuation of depressed gold prices; regulatory and environmental risks associated with exploration, drilling and production activities; the adverse effects of changes in applicable tax, mining and environmental and other regulatory legislation; the risks of conducting operations in Brazil and the impact of pricing differentials, fluctuations in foreign currency exchange rates and political developments on the financial results of our operations.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 19:11e 01-NOV-13